Exhibit 3.11

“ARTICLES OF INCORPORATION OF A LIMITED LIABILITY COMPANY”

§1 Incorporation of the Company

The person appearing on behalf of the Company represented by him is establishing a limited liability company hereinafter referred to as the Company

§2 Name, registered office and duration of the Company

1. The Company shall operate under the name Intelsat (Poland) spólka z ograniczona odpowiedzialnoscia.

2. The Company may use the abbreviated name: Intelsat (Poland) sp. z o.o.

3. The seat of the Company shall be the capital city of Warsaw.

4. The Company was established for indefinite period of time.

§3 Objects of business of the Company

1. The Company operates in the territory of the Republic of Poland. The Company may also operate abroad.

2. The Company may establish branches, agencies and representative offices as well as other organisational units in Poland and abroad.

3. The Company may be a shareholder in other companies, with their registered seats in the territory of the Republic of Poland or abroad.

4. The Company may establish or be a member of, any commercial entities and organisations operating in the territory of the Republic of Poland and abroad, provided that it acts in accordance with any applicable laws.

5. Within the scope of its business activities the Company may import and export goods and services.

6. The objects of business of the Company shall be any profit-orientated business activity, conducted on its own account or as an agent, in the territory of the Republic of Poland and abroad, within the following scope:

a)	PKD 65.21.Z – financial leasing;

b)	PKD 65.22.Z – other forms of granting loans;

c)	PKD 65.23.Z – other financial brokerage, not classified elsewhere;

d)	PKD 67.13.Z – supporting financial activity, not classified elsewhere;

e)	PKD 70.11.Z – real estate development and sales on own account;

f)	PKD 70.12.Z – purchase and sales of real estate on own account;

g)	PKD 70.20.Z – real estate lease on own account;

h)	PKD 70.32.Z – management of real estate on a fee or contract basis;

i)	PKD 72.30.Z – data processing;

j)	PKD 72.40.Z – databases related activity;

k)	PKD 74.13.Z – market research and public opinion polling;

l)	PKD 74.14.A – business and management consultancy activities;

m)	PKD 74.14.B – management and control of business activity;

n)	PKD 74.15.Z – activities of holding companies;

o)	PKD 74.40.Z – advertising;

p)	PKD 74.87.B – other business activities, not classified elsewhere;

q)	PKD 91.11.Z – activities of business and employers organisations.

§4 Share capital

1. The share capital of the Company is PLN 120,770,000 (in words: one hundred twenty million seven hundred seventy thousand Polish zlotys) and is divided into 241,540 (in words: two hundred forty one thousand five hundred forty) equal and indivisible shares of a nominal value of PLN 500 (in words: five hundred Polish zlotys) each.

2. All of the shares in the share capital are to be held by Intelsat (Luxembourg) Finance Company S.a.r.l. (“LuxCo”) with its seat in Luxembourg and have been subscribed for in the following way:

—	100 (in words: one hundred) shares with a total nominal value of PLN 50,000 (in words: fifty thousand Polish zlotys) have been covered by cash contributions;

—	81,539 (in words: eighty one thousand five hundred thirty nine) shares with the total nominal value of PLN 40,769,500.00 (in words: forty million seven hundred sixty nine thousand five hundred zloty) have been covered by an in-kind contribution constituting the LuxCo receivables as follows:

I.	receivables in the amount of US$725,000,000 arising under the 11.25% Senior Promissory Note, dated as of July 3, 2006, between PanAmSat Holding Corporation, as the obligor, and Intelsat (Bermuda), Ltd., as the obligee, in the amount of US$725,000,000;

II.	receivables in the amount of US$306,416,430 arising under the 11.25% Senior Promissory Note, dated as of July 3, 2006, between PanAmSat Holding Corporation, as the obligor, and Intelsat (Bermuda), Ltd., as the obligee, in the amount of US$306,416,430; and

III.	receivables in the amount of US$250,000,000 arising under ten (10) US$71,795,383.67 Aggregate Principal Amount at Maturity 10.875% Senior Discount Notes, dated as of July 3, 2006, between PanAmSat Holding Corporation, as the obligor, and Intelsat (Bermuda), Ltd., as the obligee, each having a value at issuance of US$25,000,000, in aggregate amount of US$250,000,000 at issuance.

the total value of the in-kind contribution (receivables) described above amounts to PLN 4,076,954,513.68 (in words: four billion seventy six million nine hundred fifty four thousand five hundred thirteen zlotys sixty eight groszy) being the equivalent of US$1,281,416,430 (in words: one billion two hundred eighty one million four hundred sixteen thousand four hundred thirty United States Dollars) according to the average exchange rate of USD 1 = PLN 3,1816 published by the National Bank of Poland on June 30, 2006.

—

104.854 (in words: one hundred four thousand eight hundred fifty four) shares with the total nominal value of PLN 52,427,000 (in words: fifty two million four hundred twenty seven thousand zlotys) have been covered by an in-kind contribution in the form of 1,000 shares of Intelsat Holding Corporation (formerly known as PanAmSat Holding Corporation), a company organized under the laws of the state of Delaware, United States of America, with a total value of USD 1,713,575,939 (one billion, seven hundred thirteen million, five hundred seventy-five thousand, nine hundred thirty-nine United States dollars) and represented by share certificate number 3. The total value of the in-kind contribution described above amounts to PLN 5,190,258,585 (in words: five billion one hundred ninety million two hundred fifty eight thousand five hundred eighty five zlotys) being the equivalent of USD 1,713,575,939 (one billion, seven hundred thirteen million, five hundred seventy-five thousand, nine hundred thirty-nine United States dollars) according to the average exchange rate of USD 1 = PLN 3,0595 published by the National Bank of Poland on October 27,2006,

—	41,746 (in words: forty one thousand, seven hundred forty-six) shares of a total nominal value of PLN 20,873,000 (in words: twenty million, eight hundred seventy-three thousand Polish zlotys) have been covered by a cash contribution of PLN 4,174,520,000 (in words: four billion, one hundred seventy-four million, five hundred twenty thousand Polish zlotys),

—	13,301 (thirteen thousand, three hundred one) shares of a total nominal value of PLN 6,650,500 (in words: six million, six hundred fifty thousand, and five hundred Polish zlotys) have been covered by an in-kind contribution in the form of:

I.	1,000 (in words: one thousand) stocks (100% of the stocks) of Intelsat USA Sales Corporation, a company organized under the laws of the state of Delaware, USA, with a value of USD 293,500,000 (in words: two hundred ninety-three million, five hundred thousand United States dollars). The value of the in-kind contribution described above amounts to PLN 875,158,300 (in words: eight hundred seventy-five million, one hundred fifty-eight thousand, and three hundred Polish zlotys) according to the average exchange rate (1 USD = PLN 2.9818) published by the National Bank of Poland in the official table of foreign exchange rate no. 4/AINBP/2011 on January 7, 2011;

II.	1,000 (in words: one thousand) stocks (100% of the stocks) of Intelsat Global Service Corporation, a company organized under the laws of the state of Delaware, USA, with a value of USD 152,600,000 (in words: one hundred fifty two million and six hundred thousand United States dollars). The value of the in-kind contribution described above amounts to PLN 455,022,680 (in words: four hundred fifty-five million, twenty-two thousand, and six hundred eighty Polish zlotys) according to the average exchange rate (1 USD = PLN 2.9818) published by the National Bank of Poland in the official table of foreign exchange rate no. 4/A/NBP/2011 on January 7, 20 11.

3. Shareholders may have more than one share.

4. Each share gives its holder the right to one vote at the Shareholders’ Meeting.

5. The share capital may be increased based on an appropriate Shareholders’ Meeting resolution. The share capital may be increased either by increasing the nominal value of the existing shares or by issuing new shares. Shares may be covered either by cash or in-kind contributions.

6. By way of adoption of a resolution of shareholders on amendments of the Articles of Incorporation of the Company, the shareholders may increase the share capital of the Company using the funds from the additional capital or the reserve capitals (funds) created from the Company’s profits (the increase of the share capital from the Company’s own funds). In the case of such increase, new shares shall be held by the existing shareholders in proportion to their existing shareholdings in the share capital of the Company and do not have to be subscribed for.

7. An increase of the share capital by December 31, 2015, up to the amount of PLN 20,000,000,000 (in words: twenty billion Polish zlotys) shall not constitute the amendment to the Articles of Incorporation of the Company.

§5 Transfer and pledge of shares

1. Shares may be transferred or pledged.

2. Shares may be both transferred and pledged by a shareholder only after a prior approval of the Shareholders’ Meeting in the form of a resolution.

3. Disposing of its shares by any of the shareholders in violation of the provisions of these Articles of Incorporation is not effective towards the Company.

§6 Redemption of shares

1. Redemption of shares requires a resolution of the Shareholders’ Meeting.

2. Shares may be redeemed by way of decreasing of the share capital of the Company or from the net profit.

3. Redemption from the net profit does not require the decrease of the share capital.

4. The Company may acquire its own shares in order to redeem them.

§7 Loans from shareholders and additional payments

1. The Company may draw loans from its shareholders.

2. The shareholders may be obliged to provide additional payments up to the amount of 1,000,000-times the value of shares owned by them on the day of the resolution on making the additional payments.

3. The amount and dates of additional payments shall be specified in a shareholders’ resolution regarding the additional payments.

4. Additional payments may be returned to the shareholders if they are not required to cover the loss shown in the financial statement.

5. Terms and dates of the return of additional payments shall be specified in the shareholders’ resolution regarding the return of the additional payments.

§8 Governing bodies of the Company

Governing bodies of the Company shall be the Shareholders’ Meeting and the Management Board.

§9 Shareholders’ Meeting

1. Shareholders’ Meeting is the highest governing body of the Company.

2. Shareholders’ Meeting may be ordinary or extraordinary.

3. Shareholders’ Meetings shall take place at the registered seat of the Company. The Shareholders’ Meeting may also be held in another place in the territory of the Republic of Poland, if all the shareholders agree to this in writing.

4. Shareholders’ Meetings are called by the Management Board.

5. Any shareholder or shareholders representing at least one tenth of the share capital may request the holding of an extraordinary Shareholders’ Meeting, as well as including specified matters on the agenda of next Shareholders’ Meeting. Such request should be made in writing and presented to the Management Board not later that one month before the proposed date of the Shareholders’ Meeting.

6. An ordinary Shareholders’ Meeting log shall be held within six months of the end of each financial year.

7. Shareholders’ Meetings are convened by registered post or courier, such invitations are to be sent at least two weeks before the Shareholders’ Meeting. Instead of being sent by registered post or courier, invitations may be sent to the shareholder via email, subject to his prior written approval and provided that such shareholder indicated

the address to which the invitation should be sent. The invitation should state the date, time and place of the Shareholders’ Meeting and a detailed agenda.

8. Resolutions may be adopted without the formal convening of the Shareholders’ Meeting if the whole share capital is represented, and no one from those present has objected to the holding of the Shareholders’ Meeting or including of particular matters on the agenda.

9. Unless otherwise stated in the Commercial Companies Code, resolutions may be adopted without holding of the Shareholders’ Meeting if all the shareholders agree in writing to the resolution to be taken, or to written voting.

10. Shareholders’ Meeting is capable of adopting binding resolutions if all the shareholders were appropriately notified of the Shareholders’ Meeting and if at least 50% (fifty percent) of the share capital of the Company is represented at the Shareholders’ Meeting.

11. Resolutions are adopted by an absolute majority of votes, unless otherwise provided by the Commercial Companies Code.

12. The following matters require a resolution of shareholders:

a) amendments of Articles of Incorporation of the Company;

b) merger, division or transformation of the Company;

c) consideration and approval of the Management Board’s report on the operations of the Company, the financial statement for the previous financial year and confirmation of actions performed by the members of the governing bodies of the Company in the fulfilment of their duties;

d) decisions regarding claims for the curing of damage caused at the time of foundation of the Company or during the management or supervision of the Company;

e) sale or lease of the Company’s business or its organised part and establishment of limited rights over the same;

f) purchase and sale of real estate or of an interest in real estate;

g) fixing the amount of, and returning additional payments;

h) distribution or retaining of profit of the Company or covering of losses;

i) increase or decrease of the share capital;

j) appointment and dismissal of Management Board members as well as determining their remuneration, subject to provisions of § 10(1) and § 10(6) of the Articles of Incorporation.;

k) establishment and closing of a branch office or a representative office of the Company in Poland or abroad and allocation (contribution) by the Company of the assets to such entity of the value exceeding PLN 1,000,000 or its equivalent in a foreign currency;

l) dissolution and liquidation of the Company and moving its registered seat abroad;

m) all matters specified in this Articles of Incorporation of the Company or in the Commercial Companies Code which are reserved to the Shareholders’ Meeting.

§10 Management Board

1. The Management Board members are appointed for an indefinite period of time by a resolution of shareholders; provided, that as long as Intelsat (Holdings), Ltd., a company incorporated under the laws of Bermuda (“Holdings”) owns a majority of the outstanding voting shares of Intelsat, Ltd., a company incorporated under the laws of Bermuda (“Limited”), and Limited owns a majority of the outstanding voting shares of Intelsat (Bermuda), Ltd., a company incorporated under the laws of Bermuda (“Bermuda”), and Bermuda holds a majority of the outstanding voting shares of Gibraltar Co, a company organized under the laws of Gibraltar (“GibCo”), and Gibco owns a majority of the outstanding voting shares of LuxCo, a company organized under the laws of Luxembourg and Luxco holds a majority of the outstanding voting shares of the Company, the only persons eligible to be so appointed as Management Board members shall be persons who have been selected by Holdings as the “Designated Company Directors” in accordance with the Articles of Incorporation of Holdings.

2. The Management Board consists of one or more persons.

3. A resolution of shareholders may indicate the member of the Management Board, who will be entrusted with the function of the President of the Management Board. In the case of equality of votes when adopting a Management Board resolution, the vote of the President shall decide.

4. Each member of the Management Board may represent the Company independently.

5. The Management Board member’s right to represent the Company and run its matters relates to all court and outside-the-court matters.

6. A Management Board member may be dismissed by a shareholders’ resolution at any time, with or without giving a reason thereto; provided, that as long as Holdings owns a majority of the outstanding voting shares of Limited, and Limited owns a majority of the outstanding voting shares of Bermuda, and Bermuda holds a majority of the outstanding voting shares of GibCo, and Gibco owns a majority of the outstanding voting shares of LuxCo and Luxco holds a majority of the outstanding voting shares of the Company, any vacancy in the Management Board occurring as the result of the removal of a Management Board member may only be filled with another Designated Company Director.

7. In contracts between the Company and a Management Board member and in disputes between those parties, the Company shall be represented by a proxy appointed upon a resolution of the Shareholders’ Meeting.

8. The Management Board may adopt resolutions at the meetings called by any Management Board member. The Management Board’s meetings may be held in Poland or abroad. The Management Board may also adopt resolutions in writing or by using remote communications means (in particular, by telephone), provided, that a draft resolution was notified to all of the Management Board members. Adoption of the Management Board’s resolution requires an absolute majority of votes cast.

9. The disposal of rights and incurring of liabilities by the Management Board on behalf of the Company that exceeds PLN 600,000 requires the prior consent of the Shareholders Meeting.

§11 Distribution of profit

1. By way of a resolution of the Shareholders’ Meeting the profit of the Company may be entirely or partly excluded from distribution amongst the shareholders and allocated for purposes specified in a resolution of the Shareholders’ Meeting.

2. The Shareholders’ Meeting is authorised to establish and liquidate capital reserves as well as to make decisions regarding contributions to capital reserves.

3. Amounts to be distributed amongst the shareholders may not exceed the profit for the last financial year, increased by the amounts transferred to reserve capitals (funds) in preceding years and decreased by the loss and by the amounts transferred to reserve capitals created in accordance with the Commercial Companies Code or the Articles of Incorporation of the Company, that may not be used for payment of the dividend.

4. The Management Board is authorised to pay the shareholders an advance against the dividend for the financial year, if the Company has sufficient funds to do so.

5. The Company may payout an advance against the dividend, if its approved financial statements for the last financial year show profit. Such advance shall not exceed half of the profit earned since the end of the last financial year, increased by reserve capitals created from the profit, which are at the disposal of the Management Board for the purpose of paying out the dividend, and decreased by losses that are not covered and own shareholdings.

§12 Financial Year

1. The financial year of the Company shall be the calendar year.

2. The first financial year of the Company shall end on December 31, 2006.

§13 Liquidation of the Company

1. Dissolution of the Company shall follow the liquidation process.

2. The distribution of any assets that remain after the paying off or securing of the creditors of the Company amongst the shareholders shall be made according to their shareholdings in the share capital of the Company.

§14 Other issues

1. In matters that are not regulated in these Articles of Incorporation, the regulations of the Commercial Companies Code shall apply.

2. Any disputes between the shareholders that may arise out of or in connection with this Articles of Incorporation shall be resolved by ad hoc arbitration. The shareholders may determine the rules of arbitration in a separate agreement. The language of arbitration proceedings shall be English.”